EXHIBIT 99.1
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Frank DeMaria	Victoria Brough
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NEWS RELEASE	FOR IMMEDIATE RELEASE
Thomson Reuters Announces US$1.75 Billion Note Offering
NEW YORK, NY, June 17, 2008 –Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today announced the offering of US$1.75 billion of notes. The notes are being issued by Thomson Reuters Corporation and will be unconditionally guaranteed by Thomson Reuters PLC.
The offering includes US$750 million of 5.95% notes due 2013 and US$1 billion of 6.50% notes due 2018.
The offering is expected to close on June 20, 2008, subject to customary closing conditions. Thomson Reuters intends to use the net proceeds to repay borrowings under its bridge credit facility related to the cash portion of the Reuters acquisition consideration. Barclays Capital Inc., Greenwich Capital Markets, Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are the joint book-running managers for the offering.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful. A shelf registration statement for the offering was previously declared effective by the U.S. Securities and Exchange Commission (SEC). The public offering of these securities in the United States will be made only by means of the prospectus supplement and an accompanying base prospectus, a copy of which may be obtained, when available, from Barclays Capital Inc. (phone 1.888.227.2275, ext. 2663); from Greenwich Capital Markets, Inc. (phone 1.866.884.2071), J.P. Morgan Securities Inc. (phone 1.212.834.4533 — collect) or Morgan Stanley & Co. Incorporated (phone 1.866.718.1649).
The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.
This communication is directed solely at persons who (i) are outside the United Kingdom or (ii) are investment professionals within the meaning of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) or (iii) are persons falling within article 49(2)(a) to (d) of the Financial Promotion Order or (iv) is a person to whom such communication may otherwise lawfully be made (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not

Thomson Reuters Announces US$1.75
Billion Note Offering

June 17, 2008
relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
About Thomson Reuters
Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world’s most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New
York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.
Cautionary Note Concerning Factors That May Affect Future Results
This news release includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and include Thomson Reuters expectations about the offering. There can be no assurance that the offering will be completed. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials filed by Thomson Reuters Corporation and Thomson Reuters PLC from time to time with securities regulatory authorities. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.
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